EXHIBIT 99.6

Supplemental Financial Information:  Item 18 reconciliation with US GAAP for the year ended March 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

AnorMED Inc.

Under date of May 6, 2005, we reported on the balance sheets of AnorMED Inc. as at March 31, 2005 and 2004, and the statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended March 31, 2005, included in the Company's Registration Statement on Form 40-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled "Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the year ended March 31, 2005".  This supplemental note is the responsibility of the Company's management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

October 21, 2005

ITEM 18 - RECONCILIATION WITH U.S.GAAP FOR THE YEAR ENDED MARCH 31, 2005

The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which, in the case of the Company conforms in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except for the additional disclosure differences to be in accordance with Item 18 of Form 20F as set forth below:

a)

Cash and cash equivalents

The Company's cash and cash equivalents are comprised as follows:

(In thousands of Canadian dollars)

For the years ended March 31	2005	2004
Cash	$ 910	$ 5,369
Held-to-maturity - Commercial paper	56,924	35,239
	$ 57,834	$ 40,608

b)

Short-term Investments

Under Canadian GAAP, the Company reports short-term investments at cost including accrued interest, which approximates fair market value, with changes going to the statement of operations.

Under U.S. GAAP, the Company classifies its investments in debt and equity securities in one of three categories:  trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity.  All securities not included in trading or held-to-maturity are classified as available-for-sale.

The Company attempts to minimize the credit risk of its short-term investments by investing in a variety of investment grade marketable securities.  All of the Company's short-term investments are classified as held-to-maturity and have varying maturities of less than twelve months.  As such, there are no measurable differences between Canadian and U.S. GAAP related to these securities.

c)

Stock-based compensation

i)

Under Canadian GAAP, the Company adopted the recommendations of CICA Handbook Section 3870 for the year ending March 31, 2004 and has chosen to prospectively adopt the fair value method of accounting for stock-based compensation.  For U.S. GAAP purposes, the Company has elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), 'Accounting for Stock-Based Compensation - Transition and Disclosure', an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) 'Accounting for Stock-Based Compensation' for employee awards granted under its stock option plan, modified or settled subsequent to April 1, 2003.  The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to April 1, 2003 using a fair value based method.  As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP as of April 1, 2003, employee stock-based compensation expense amounted to $1,277,000 for both U.S. GAAP and Canadian GAAP for the year ended March 31, 2005 (2004 - $363,000).

ii)

Under U.S.GAAP, stock-based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options.  This compensation is expensed over the vesting periods of each option grant.  Under Canadian GAAP, the Company adopted the recommendations of CICA Handbook Section 3870 effective April 1, 2001 and had chosen to prospectively adopt the fair value method of accounting for stock-based compensation for all stock-based payments granted to non-employees on or after April 1, 2001.  For the purposes of reconciliation to U.S. GAAP, the Company was not required to record additional compensation expense, in respect of options granted to non-employees prior to April 1, 2001, and as such, there are no measurable differences between Canadian and U.S. GAAP related to the stock-based compensation to non-employees.

iii)

Prior to the adoption of SFAS 148, had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123 for awards issued prior to April 1, 2003, loss for the year and loss per share under U.S. GAAP would have been the pro forma numbers indicated below:

(In thousands of Canadian dollars,

   except per share amounts)

For the years ended, March 31	2005	2004	2003
Net loss under Canadian and U.S. GAAP - as reported	$ (2,169)	$ (17,531)	$ (20,437)
Net loss under U.S. GAAP - pro forma	$ (2,422)	$ (18,635)	$ (23,587)
Basic loss per common share under Canadian and U.S. GAAP - as reported	$ (0.07)	$ (0.64)	$ (0.80)
Basic loss per common share under U.S. GAAP - pro forma	$ (0.07)	$ (0.68)	$ (0.92)

iv)

For the purposes of determining fair value of stock options awarded under (c )(i), (ii), and (iii) above, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

For the years ended, March 31	2005	2004	2003
Expected life of the option in years	7.40	9.00	10.00
Volatility	71.48%	75.81%	80.27%
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	4.30%	5.00%	5.63%

d)

Concentration of risk

Revenue is mainly derived from contractual payments on existing licensing agreements.  Under the terms of these licensing agreements, the licensee's right to use the patents and know-how would revert back to the Company if the contractual payments are not made.  As a result, any credit risk associated with this revenue is considered minimal.  The Company does not recognize revenue until collectibility is reasonably assured.

One licensing agreement provided 89%, or U.S.$18,000,000, of the revenue reported for the year ended March 31, 2005 (2004 - 78% or U.S.$1,200,000, 2003 - nil).